WEREWOLF THERAPEUTICS, INC.

200 Talcott Avenue, 2nd Floor

Watertown, MA 02472

May 13, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Werewolf Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-287078

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Werewolf Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-287078), so that it may become effective at 4:00 p.m. Eastern time on May 15, 2025, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

WEREWOLF THERAPEUTICS, INC.

By:	/s/ Daniel J. Hicklin
Name: Daniel J. Hicklin, Ph.D.
Title: President and Chief Executive Officer

cc:	Rosemary G. Reilly

Stephanie Leopold

Wilmer Cutler Pickering Hale and Dorr LLP